[Letterhead of Sutherland, Asbill & Brennan LLP]

JAMES M. CAIN
DIRECT LINE: 202.383.0180
E-mail: james.cain@sutherland.com

July 20, 2010

via edgar submission

Karen J. Garnett, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Commodity Index Funds Trust Amendment No. 4 to Registration Statement on Form S-1 Filed May 25, 2010 Registration No. 333-164024

Dear Ms. Garnett:

On behalf of the United States Commodity Index Funds Trust (“USCI”) and pursuant to the call we had on Monday, July 19, 2010, below is our response to your question as to why United States Commodity Funds LLC (the “Sponsor”) is not acting as a statutory underwriter as defined in Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”).

As we discussed, United States Commodity  Funds LLC, as the Sponsor of the USCI, may purchase units in USCI after the effective date of the Registration Statement on Form S-1, but prior to the launch of USCI on the in NYSE ARCA.  The Sponsor may purchase 100,000 units of USCI, or one basket, in order to meet NYSE Arca’s requirement that there be at least 100,000 units of USCI issued and outstanding at the time of the launch of USCI.  The Sponsor has been advised that unlike prior offerings by other funds affiliated with USCI and managed by the Sponsor, there can be no assurance that the initial Authorized Purchaser or other Authorized Purchasers will purchase units prior to the launch, and the Sponsor wants to retain the ability to purchase 100,000 units, if necessary to launch USCI in a timely fashion.

Karen J. Garnett, Esq.
July 20, 2010

The Sponsor’s purchase of units will be done through the initial Authorized Purchaser in accordance with the terms of the authorized purchaser agreement at the initial offering price of $50.00 per unit, and all the proceeds will be paid to USCI to be invested in accordance with the terms of the offering as set forth in the prospectus.  The Sponsor will agree with USCI and the initial Authorized Purchaser that it will not resell its shares into the market, but that it may, in the future, resell all of its units to the initial Authorized Purchaser pursuant to the following conditions: (i) on the date of repurchase, the initial Authorized Purchaser shall immediately redeem the units with USCI at a per unit price equal to USCI’s per unit NAV, in accordance with the authorized purchaser agreement and pay the proceeds thereof to the Sponsor; and (ii) immediately following the redemption there shall be at least 100,000 units of USCI outstanding.  In addition, it is currently anticipated that the Sponsor shall notify the initial Authorized Purchaser of its desire to sell the units within a 5 day or greater period following the initial Authorized Purchaser’s  receipt of such notice, and the Authorized Purchaser will determine the precise date of the repurchase and redemption of the Units with USCI within that period.  No compensation will be paid to the initial Authorized Purchaser for these transactions, and the Sponsor shall bear the loss or gain from changes in the Fund’s NAV from the date of purchase to the date it resells the units to the initial Authorized Purchaser.

The Sponsor has discussed the terms of this potential transaction with the NYSE ARCA and, in particular, that the units it may purchase will not be available for trading in the market following the launch of USCI.  The NYSE ARCA has advised the Sponsor that its purchase of the units, as described above, would meet the requirement that USCI have at least 100,000 units outstanding at the time of USCI’s launch.  Having at least 100,000 units outstanding allows USCI to establish a meaningful per unit NAV that allows the NYSE ARCA the ability to provide an indicative value for the units once they begin trading.

Because the Sponsor has agreed to purchase the units from USCI through the initial Authorized Purchaser and can only resell them in a transaction with the initial Authorized Purchaser that results in a redemption of the units with USCI, we are of the view that the Sponsor is not acting as an underwriter.  The definition of “underwriter” includes any person “….that participates or has a participation in the direct or indirect underwriting of any such undertaking….” , (referring back to persons that purchase from the issuer with a view to, or offer or sell  for an issuer in connection with , the distribution of a security), which might arguably include the Sponsor’s purchase of units to the extent it facilitates the offering.  However, this activity is designed solely to fulfill the listing requirements of the NYSE Arca and, therefore, should be no different than the Sponsor’s other activities, including its payment of the registration, legal and accountant fees and other expenses of the offering, which also might constitute an “indirect participation” in the distribution of the securities of USCI.  In addition, no other person or entity has indicated that any subsequent purchase of units would be in any way dependent on or influenced by the Sponsor purchasing an initial basket of units.  In fact, the purchase of units by the Sponsor would in no way guarantee that subsequent baskets of units would be purchased by any Authorized Purchasers. The initial Authorized Purchaser’s role in the Sponsor’s purchase is only to allow the transaction to occur as contemplated in USCI’s constituent documents and as disclosed in the prospectus and not as a condition to any other purchase the Authorized Purchaser may make of units.

Karen J. Garnett, Esq.
July 20, 2010

While the limits of what is included by the phrase “directly or indirectly participates in the offering” are far from established, there are situations where the courts have rejected arguments to include certain market participants as statutory underwriters under this section of the definition of “underwriter.”  For example, in In re Lehman Brothers Mortgage-Backed Securities Litigation1, the U.S. District Court of the Southern District of New York rejected the claim that ratings agencies could be underwriters by engaging in steps necessary to the distribution of securities without purchasing securities from the issuer.  The court went on to cite In re Refco, Inc., Securities Litigation2, where the U.S. District Court of the Southern District of New York dismissed the contention that the defendants would be participating directly or indirectly in the distribution of securities.  Specifically, the court stated, “But there is nothing in the complaint to suggest that they participated in the relevant `undertaking’ – that of purchasing the securities here at issue, the Certificates – “from the issuer with a view to their resale.”3

While the facts of both these cases differ from the facts we are presenting, we believe it is clear that there is no established law with respect to what constitutes a person’s “direct or indirect participation” in the distribution of securities.  We believe that the fact that the Sponsor will agree not to resell the securities it purchases in the market and only back to the initial Authorized Purchaser and the fact that the purchase of securities is not predicated on the subsequent purchase of securities by any other entity are strong facts supporting the notion that the Sponsor is not acting as an underwriter.

In addition, we believe that designating the Sponsor as an underwriter would not further protect investors or serve any other policy purpose since the Sponsor, as a control person,  is already subject to issuer liability under Section 15 of the Securities Act which states,

“Every person who, by or through stock ownership, agency, or otherwise, or who, pursuant to or in connection with an agreement or understanding with one or more other persons by or through stock ownership, agency, or otherwise, controls any person liable under Section 11, or 12, shall also be liable jointly and severally with and to the same extent as such controlled person is liable, unless the controlling person had no knowledge of or reasonable ground to believe in the existence of the facts by reason of which the liability of the controlled person is alleged to exist.”

1 In re Lehman Brothers Mortgage-Backed Securities Litigation, No. 08 Civ. 6762(LAK), (February 1, 2010).
2 In re Refco, Inc., Securities Litigation, No. 05 Civ. 8626(GEL), 2008 WL 3843343 (S.D.N.Y. Aug. 14, 2008).
3 Id., at *4.

Karen J. Garnett, Esq.
July 20, 2010

Therefore, since the Sponsor is already subject to liability under Sections 11 and 12 of the Securities Act, there would be no additional exposure imposed on the Sponsor by naming it as an underwriter.  Since the question of whether the Sponsor may be acting as an underwriter is based on facts and circumstances which appear to yield no controlling answer, we do not believe that naming the Sponsor as an underwriter is warranted, nor would it be necessary to further protect investors in the proposed offering.

As we discussed, we will include disclosure in the prospectus that the Sponsor may potentially purchase units as described above and have provided you with draft disclosure on a supplemental basis.

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If you have questions or further comments regarding our position or our proposed disclosure, please call the undersigned at 202.383.0180.

Very Truly Yours,

/s/ James M. Cain

James M. Cain
Enclosure

cc:	Nicholas D. Gerber W. Thomas Conner, Esq. Owen Pinkerton, Esq.